May 23, 2006

Mr. Jeffrey Pancer
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

Re: Opteum Mortgage Acceptance Corporation
**   Amendment No. 1 to Registration Statement on Form S-3**
**   Filed April 26, 2006**
**   File No. 333-131680**

Dear Mr. Pancer:

We have reviewed your responses to the comments in our letter dated April 26, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

Prospectus Supplement #1

Cover

1. We note that the body of the first prospectus supplement indicates that you will use surety bonds as credit enhancement. Please revise the cover page accordingly.

2. In addition, please revise the summary to include a brief summary of the surety bonds, overcollateralization and any other forms of credit enhancement contemplated for use with this prospectus supplement.

Mortgage Loan Characteristics, page S-31

3. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Additionally, please revise the delinquency and loss tables in your supplements accordingly.

Base Prospectus

Cover Page

4. We note your response to prior comment 16. We re-issue the comment. Please revise the cover to remove the reference to "other types of credit enhancement."

Purchase Obligations, page 60

5. Please explain what is meant by the statement that "some types of trust assets and some classes of securities of any series . . . may be subject to a purchase obligation that would become applicable . . . on demand made by or on behalf of the applicable securityholders." Specifically, please explain whether a holder would be able to exercise an option forcing the issuing entity, trustee, or party designated by the issuing entity to purchase the security or class of security. If so, please explain whether such right creates a "redeemable security" as defined in Section 2(a)(32) of the Investment Company Act of 1940. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown & Wood (pub. avail. Feb. 24, 1994).

6. Please explain whether the trustee, issuing entity or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the 1940 Act. Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

    Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985).

Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. <u>See</u> Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

<u>The Depositor, page 66</u>

7. Please delete the phrase "unless otherwise indicated in the related prospectus supplement." Please be advised that the depositor must be specified in the base prospectus.

Pooling and Servicing Agreement

<u>Section 3.20: Assessments of Compliance and Attestation Reports</u>

8. We note the term "Servicing Criteria" is not defined. Please revise accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (212) 912-7751</u>
         Mr. Richard Simonds, Esq.
         Thacher Proffitt & Wood LLP